SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ATI Physical Therapy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share (Title of Class of Securities)

00216W109 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS Fortress Acquisition Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings (Cayman) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.:  00216W109

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,991,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,991,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2021 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons (as defined below), and relates to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of ATI Physical Therapy, Inc. (formerly known as Fortress Value Acquisition Corp. II (“FAII”)), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 790 Remington Boulevard, Bolingbrook, Illinois 60440. Unless the context otherwise requires, in this Amendment, the “Issuer” refers to FAII prior to the closing of the Business Combination and to the combined company and its subsidiaries following the closing of the Business Combination. In addition, disclosure Items set forth in the Original Schedule 13D shall remain in effect except to the extent expressly amended hereby. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated as follows:

(a)

(i)
Fortress Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), directly holds an aggregate of 16,025,000 shares of Common Stock and warrants (the “Warrants”) to purchase 2,966,666 shares of Common Stock (as described in Items 5(a) and (b) herein).

(ii)
Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company (“Cayman GP”), controls the general partners of certain investment funds that together, pursuant to the Transfer Agreement, acquired a majority equity interest in Sponsor.

(iii)	Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole owner of Cayman GP.
(iv)
FIG LLC, a Delaware limited liability company (“FIG LLC”), indirectly controls certain investment funds (the “Funds”) managed or advised by controlled affiliates of FIG LLC, which Funds hold all of the outstanding equity interest in Sponsor.

(v)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.
(vi)	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.
(vii)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.

Sponsor, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Pursuant to the Parent Sponsor Letter Agreement, dated as of February 21, 2021 (the “Sponsor Letter Agreement”), by and among FAII, Sponsor and certain other former holders of Class F common stock, par value $0.0001 per share, of FAII, Sponsor agreed to, among other things, certain restrictions on its Warrants following the closing of the Business Combination. In accordance with the Sponsor Letter Agreement, the Warrants are not exercisable until, among other restrictions, the date that is 12 months after the closing of FAII’s initial public offering, which date is August 14, 2021, provided that a current prospectus relating to the Warrants is available. The Issuer filed a current prospectus on Form 424B3 relating to the Warrants (the “Prospectus”) with the SEC on July 30, 2021. Therefore, on July 30, 2021, the Warrants became exercisable within 60 days, and pursuant to Rule 13d-3(d)(1) of the Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons acquired beneficial ownership of the Common Stock underlying the Warrants on such date.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount beneficially owned: See Item 11 of each of the cover pages.
(ii)	Percent of class: See Item 13 of each of the cover pages.
(iii)	Number of shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Common Stock outstanding contained herein are based on 207,282,536 shares of Common Stock outstanding, as of July 27, 2021, as disclosed in the Prospectus, as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include the 2,966,666 shares of Common Stock issuable upon the exercise of the Warrants.

The beneficial ownership of an aggregate of 18,991,666 shares of Common Stock reported herein, as described in Item 2 herein, includes: (i) 7,500,000 shares of Common Stock; (ii) 8,525,000 shares of Common Stock that are unvested and subject to certain vesting and forfeiture provisions set forth in the Sponsor Letter Agreement; and (iii) 2,966,666 shares of Common Stock issuable upon the exercise of 2,966,666 Warrants held directly by Sponsor.

(c)          Other than as disclosed in Item 4, the Reporting Persons have not engaged in any transaction involving shares of Common Stock since the filing of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2021	FORTRESS ACQUISITION SPONSOR II LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	HYBRID GP HOLDINGS (CAYMAN) LLC
By: Hybrid GP Holdings LLC, its managing member

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	FORTRESS OPERATING ENTITY I LP
By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 6, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary